EXHIBIT 99.1

Brookfield Renewable Reports Record Results and Announces 5% Distribution Increase

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Feb. 02, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and twelve months ended December 31, 2023.

“2023 was a record year for our business on almost all metrics. We generated record FFO per unit, added almost 5,000 megawatts of capacity through development, and deployed or committed $9 billion into growth along with our partners. We delivered these results in a rising rate environment and one where supply chains were facing challenges, demonstrating how our access to scale capital and disciplined approach to development and underwriting differentiate our business and allows us to perform across market cycles,” said Connor Teskey, CEO of Brookfield Renewable.

“Going forward we are well positioned to continue benefiting from accelerating demand for clean power from corporate customers, and specifically the large global technology companies, whose increasing appetite for clean power is being driven by data center demand, with securing clean energy now squarely on their critical path to growth.”

	For the three months ended December 31		For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited	2023	2022	2023	2022
Net income (loss) attributable to Unitholders	$35	$(82)	$(100)	$(295)
per LP unit(1)	0.01	(0.16)	(0.32)	(0.60)
Funds From Operations (FFO)(2)	255	225	1,095	1005
per Unit(2)(3)	0.38	0.35	1.67	1.56

Brookfield Renewable generated record FFO of $1,095 million or $1.67 per Unit for the twelve months ended December 31, 2023, a 7% increase on a per Unit basis over the same period in the prior year, including solid fourth quarter results that increased 9% per Unit year-on-year. The results reflect the benefit of our diverse asset base, high-quality inflation-linked and contracted cash flows, organic growth, and contributions from acquisitions. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the twelve months ended December 31, 2023 was $100 million or $0.32 per unit.

Other highlights for the year include

  We advanced commercial priorities including securing contracts for new developments for almost 50 terawatt hours of generation, of which over 90% is with corporate customers.
  Accelerated our development activities, commissioning almost 5,000 megawatts of new clean energy capacity globally across wind, solar and battery storage, further diversifying and growing our cash flows. We expect commissioned capacity to contribute ~$60 million of incremental FFO annually on a run-rate basis.
  Our advanced stage development pipeline expanded to almost 24,000 megawatts which is expected to contribute approximately $300 million of FFO annually to Brookfield Renewable once commissioned.
  Deployed, or agreed to deploy a record $9 billion of capital ($2 billion net to Brookfield Renewable) into accretive investments across all of our key markets and closed a number of significant transactions in the fourth quarter including Westinghouse and Deriva Energy, immediately growing our cash flows.
  We continued to execute on our capital recycling initiatives generating $800 million of proceeds ($500 million net to Brookfield Renewable) representing nearly three times our invested capital, and providing funds for growth.
  Strengthened our best-in-class balance sheet executing approximately $15 billion of financings and finishing the year with available liquidity of over $4 billion, positioning the business to opportunistically deploy capital at strong risk adjusted returns.

We continue to deliver attractive risk adjusted returns

We were well equipped to navigate the rising rate environment and supply chain challenges that faced the sector over the past twelve-months. Most notably, our disciplined approach to development, which focuses on removing risks upfront, meant that our development activities remained robust, delivering a record year, at a time when some market participants saw headwinds. Lastly, our prudent approach to financing our business, combined with the strength of our balance sheet, durability of our cash flows, and diverse sources of scale capital, ensured that we were able to continue to pursue growth at a time when some could not and there was less competition.

We capitalized on opportunities, deploying or agreeing to deploy $9 billion of capital ($2 billion net to Brookfield Renewable) highlighted by our acquisitions of Westinghouse, Deriva Energy, a further 50% interest in X-Elio which we did not own, Banks Renewables, and investments in CleanMax and Avaada in India.

While our proposed acquisition of Origin Energy did not receive the required level of shareholder support, which was a condition precedent to the closing of the transaction, we are confident in achieving our target deployment of $7-8 billion over the next five years and growing our cash flows and distributions in-line with our targets. Since the initial announcement of the Origin transaction, we have received in-bounds from businesses around the world who are seeking a partner with significant capital and deep operating expertise to accelerate their transition goals and enhance the value of their businesses.

In light of public market conditions and our strong conviction in the intrinsic value of our business and growth trajectory, we continued to allocate capital to repurchase shares. In 2023, we repurchased 2 million units under our normal course issuer bid. Looking forward, we will continue to allocate capital based on where we are seeing the best risk-adjusted returns and remain confident we will continue to create meaningful value for our investors.

We have been scaling our development capabilities and delivered almost 5,000 megawatts in the past year, a record for our business, while also pulling forward our pipeline. Our advanced stage development pipeline now stands at almost 24,000 megawatts with just under 7,000 megawatts on track to be delivered this year and over 7,000 megawatts in 2025. These projects are well advanced with almost 25% of our three year pipeline under construction, over 20% with revenues and inputs fully contracted and over 30% in the final stages of securing PPAs and construction contracts. These projects and our remaining advanced stage pipeline are expected to contribute approximately $300 million of incremental run-rate FFO once commissioned.

Operating Results

Our operating business continued to perform well and we delivered record FFO despite cyclical resource volatility and generation below the long term average at some of our assets. We generated FFO of $1.1 billion, or $1.67 per Unit, a 7% per Unit increase year-over-year and a 9% increase per Unit in the fourth quarter. While our results fell slightly below our target of 10%+ FFO per Unit growth, largely due to later than expected transaction closings during the fourth quarter, we remain well positioned to achieve our goal going into 2024 and beyond.

We are already seeing the benefits of our growth activities which were back-end weighted this year with commissioning of nearly half of our almost 5,000 megawatts of new capacity in the fourth quarter and the closing of major acquisitions contributing over $100 million in incremental annual FFO in the final three months of the year. We expect to also receive an uplift as our fleet reverts to its long-term average generation, particularly from our hydro assets where we often see cyclicality.

Additionally, we expect that our growth initiatives will continue to stabilize our results going forward, not only increasingly diversifying our cash flows, but also enhancing the contracted and less variable components of our business. As we continue to diversify our business, we are reducing the volatility of our results and helping to minimize our exposure to any underlying resource to deliver our earnings growth targets. While we constantly update and monitor our long-term average resource figures for financings and management of our operations, the impact of these metrics on our financial performance is being mitigated by our broader development, growth, and contracting initiatives.

Our hydroelectric segment delivered FFO of $624 million. Despite a more challenging year from a resource perspective in our high value markets, the portfolio performed well, benefiting from strong all-in power prices. Reservoirs have rebounded to start 2024, with the first quarter trending positively compared with the end of 2023.

Our wind and solar segments generated a combined $643 million of FFO benefiting from the commissioning of new projects, repowering activities and our inflation linked contracted generation. As is expected during a period of rapid growth, we have acquired a number of assets that were performing below their long-term average generation under prior ownership. As part of our business plans, we leverage our operational capabilities, through repowering and other upgrades, to drive improvement in these assets back to their long-term average levels in the first few years post-ownership. We have been executing several repowering and upgrade initiatives in the past couple years that are expected to be completed and start contributing higher earnings this year.

Our distributed energy and storage, and sustainable solutions segments generated a combined $185 million of FFO, benefiting from organic growth as we scale these businesses. We continue to see positive momentum for the more nascent technologies that sit in our sustainable solutions segment. For example, our Canadian carbon capture and storage business Entropy entered into a fixed price 15-year carbon credit offtake agreement with the Canada Growth Fund that guarantees an offtake price for 600 Kt per annum of CO2, de-risking the project pipeline. Alongside the offtake agreement, Canada Growth Fund agreed to invest up to C$200 million in the business at approximately one and half times our value entry point.

Balance Sheet And Liquidity

We finished the year in an excellent financial position with over $4 billion of available liquidity providing significant flexibility to fund our growth. Our best-in-class balance sheet and access to diverse sources of capital continue to differentiate our business and enable us to opportunistically invest when capital becomes scarce, as we demonstrated this year, adding quality businesses at attractive risk-adjusted returns.

During the year we strengthened our financial position executing on almost $15 billion in non-recourse financings generating almost $500 million in upfinancing proceeds to Brookfield Renewable. We also recently updated our Green Financing Framework to incorporate eligible investment categories in-line with our strategy to invest in businesses and projects that support the transition to net zero. We subsequently took advantage of a favorable market environment in early January, issuing C$400 million of 30-year notes at 5.3%, conservatively raising debt as our cash flows grow, maintaining our investment grade rating and meaningfully extending our debt maturity profile.

We were successful with our capital recycling program generating $800 million in proceeds ($500 million net to Brookfield Renewable) over the past twelve-months, representing almost three times our invested capital. Our recycling initiatives are a consistent source of funding which we will continue to scale with our growth in development activities. We take a disciplined and practical approach to asset rotation, looking to sell assets when they are in-demand and attracting valuations at or above our internal assessments, regardless of technology or geography.

We sold a 150-megawatt solar project in Spain which we commissioned in early 2023 generating $100 million in proceeds (~$20 million net to Brookfield Renewable). We also executed the sale of a minority interest in a portfolio of contracted wind assets in Canada which we developed over ten years ago returning over three and half times our invested capital over this period.

Our approach to selling assets that are in demand irrespective of technology or geography has served us well and generated meaningful returns above our underwriting targets for investors. We expect to continue to leverage this funding source going forward as we bring online new projects and acquire new platforms.

Distribution Declaration

The next quarterly distribution in the amount of $0.355 per LP unit, is payable on March 28, 2024 to unitholders of record as at the close of business on February 29, 2024. This represents a 5% increase to our distribution, bringing our total annual distribution per unit to $1.42.

In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC have declared an equivalent quarterly dividend of $0.355 per share, also payable on March 28, 2024 to shareholders of record as at the close of business on February 29, 2024.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals almost 33,000 megawatts of installed capacity and a development pipeline of approximately 155,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America to facilitate the decarbonization of its operations, as well as 57 thousand metric tons per annum of carbon capture and storage capacity, annual production capacity of 3 million Metric Million British thermal units (“MMBtu”) of agricultural renewable natural gas and recycling capacity of over 1 million tons of materials annually. Our sustainable solutions development pipeline consists of 14 million metric tons per annum of carbon capture and storage capacity, 3.5 million MMBtu of renewable natural gas production annually, 1.6 million tons of recycled material annual capacity, 1 million tons of annual Green Ammonia production capacity and 5,000 megawatts of annual solar panel manufacturing capacity.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $850 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0) 739 890 9278	(416) 649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Fourth Quarter 2023 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on February 2, 2024 at 8:30 a.m. Eastern Time at https://edge.media-server.com/mmc/p/x6grj47d/.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of December 31
UNAUDITED (MILLIONS)	2023		2022
Assets
Cash and cash equivalents		$1,141		$998
Trade receivables and other financial assets(4)		5,237		3,747
Equity-accounted investments		2,546		1,392
Property, plant and equipment, at fair value and Goodwill		66,147		55,809
Deferred income tax and other assets(5)		1,255		2,165
Total Assets		$76,326		$64,111

Liabilities
Corporate borrowings(6)		$2,833		$2,548
Borrowings which have recourse only to assets they finance(7)		26,926		22,302
Accounts payable and other liabilities(8)		9,414		6,468
Deferred income tax liabilities		7,174		6,507

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$18,863		$14,755
General partnership interest in a holding subsidiary held by Brookfield	55		59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,684		2,892
BEPC exchangeable shares	2,479		2,561
Preferred equity	583		571
Perpetual subordinated notes	592		592
Preferred limited partners' equity	760		760
Limited partners' equity	3,963	29,979	4,096	26,286
Total Liabilities and Equity		$76,326		$64,111

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended December 31		For the twelve months ended December 31
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022
Revenues	$1,323	$1,196	$5,038	$4,711
Other income	468	29	671	136
Direct operating costs(9)	(611)	(374)	(1,933)	(1,434)
Management service costs	(50)	(44)	(205)	(243)
Interest expense	(461)	(351)	(1,627)	(1,224)
Share of earnings from equity-accounted investments	140	36	186	96
Foreign exchange and financial instrument gain (loss)	70	(14)	502	(133)
Depreciation	(517)	(408)	(1,852)	(1,583)
Other	(210)	(82)	(212)	(190)
Income tax recovery (expense)
Current	(39)	(42)	(128)	(148)
Deferred	151	114	176	150
Net income (loss)	$264	$60	$616	$138
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(229)	$(142)	$(716)	$(433)
Net income (loss) attributable to Unitholders	$35	$(82)	$(100)	$(295)
Basic and diluted income (loss) per LP unit	$0.01	$(0.16)	$(0.32)	$(0.60)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2023	2022	2023	2022
Operating activities
Net income (loss)	$264	$60	$616	$138
Adjustments for the following non-cash items:
Depreciation	517	408	1,852	1,583
Unrealized foreign exchange and financial instrument loss (gain)	(82)	31	(492)	269
Share of (earnings) loss from equity-accounted investments	(140)	(36)	(186)	(96)
Deferred income tax recovery	(151)	(114)	(176)	(150)
Other non-cash items	(247)	39	(295)	91
	161	388	1,319	1,835
Net change in working capital and other(10)	284	188	534	(124)
	445	576	1,853	1,711
Financing activities
Net corporate borrowings	—	296	293	296
Corporate credit facilities, net	—	(200)	—	—
Non-recourse borrowings, commercial paper, and related party borrowings, net	2,231	366	1,341	3,829
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	792	1,450	2,744	1,788
Net Issuance (Repurchase) of equity instruments and related costs	(31)	—	587	(137)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(253)	(263)	(967)	(1,372)
To unitholders of Brookfield Renewable or BRELP	(251)	(229)	(990)	(915)
	2,488	1,420	3,008	3,489
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(1,104)	(1,071)	(1,191)	(2,452)
Investment in property, plant and equipment	(1,149)	(712)	(2,809)	(2,190)
Disposal (purchase) of associates and other assets	(590)	(416)	(721)	(518)
Restricted cash and other	(7)	56	(35)	94
	(2,850)	(2,143)	(4,756)	(5,066)
Foreign exchange gain (loss) on cash	24	22	38	(28)
Cash and cash equivalents
Decrease (increase)	107	(125)	143	106
Net change in cash classified within assets held for sale	—	(8)	—	(8)
Balance, beginning of period	1,034	1,131	998	900
Balance, end of period	$1,141	$998	$1,141	$998

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		FFO
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	2,456	2,427	2,910	2,910	$199	$219	$121	$131	$55	$87
Brazil	892	960	1,036	1,020	59	55	40	40	34	38
Colombia	789	1,222	995	1,064	87	68	41	58	16	33
	4,137	4,609	4,941	4,994	345	342	202	229	105	158
Wind	1,978	1,531	2,529	1,929	138	143	131	124	103	97
Utility-scale solar	658	414	834	551	85	77	121	54	93	29
Distributed energy & storage	272	209	189	181	51	70	42	48	26	35
Sustainable solutions	106	57	9	7	93	13	28	2	22	1
Corporate	—	—	—	—	—	—	6	4	(94)	(95)
Total	7,151	6,820	8,502	7,662	$712	$645	$530	$461	$255	$225

PROPORTIONATE RESULTS FOR THE TWELVE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the twelve months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		FFO
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	11,603	11,285	12,161	12,161	$1,029	$964	$670	$603	$402	$412
Brazil	3,974	3,828	4,099	4,060	240	197	172	167	146	138
Colombia	3,408	4,411	3,647	3,802	293	273	175	201	76	117
	18,985	19,524	19,907	20,023	1,562	1,434	1,017	971	624	667
Wind	6,367	5,951	7,865	6,797	511	538	493	430	382	326
Utility-scale solar	2,489	1,878	3,123	2,406	365	374	372	362	261	253
Distributed energy & storage	1,241	1,050	956	886	241	242	180	189	133	148
Sustainable solutions	385	266	40	14	147	48	61	8	52	6
Corporate	—	—	—	—	—	—	59	42	(357)	(395)
Total	29,467	28,669	31,891	30,126	$2,826	$2,636	$2,182	$2,002	$1,095	$1,005

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended December 31, 2023:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$67	$142	$190	$(100)	$44	$(79)	$264
Add back or deduct the following:
Depreciation	170	215	98	28	6	—	517
Deferred income tax recovery	(33)	(39)	(31)	(41)	—	(7)	(151)
Foreign exchange and financial instrument loss (gain)	(55)	(50)	38	35	(57)	19	(70)
Other(11)	18	(147)	(158)	90	(17)	(9)	(223)
Management service costs	—	—	—	—	—	50	50
Interest expense	185	85	96	27	19	49	461
Current income tax expense	18	7	6	—	—	8	39
Amount attributable to equity accounted investments and non-controlling interests(12)	(168)	(82)	(118)	3	33	(25)	(357)
Adjusted EBITDA	$202	$131	$121	$42	$28	$6	$530

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended December 31, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$161	$31	$(90)	$24	$13	$(79)	$60
Add back or deduct the following:
Depreciation	152	135	88	27	5	1	408
Deferred income tax recovery	(52)	(6)	(26)	(6)	—	(24)	(114)
Foreign exchange and financial instrument loss (gain)	(17)	(14)	70	(31)	(8)	14	14
Other(11)	57	39	7	62	(2)	5	168
Management service costs	—	—	—	—	—	44	44
Interest expense	166	66	62	22	3	32	351
Current income tax expense (recovery)	31	8	2	—	1	—	42
Amount attributable to equity accounted investments and non-controlling interests(12)	(269)	(135)	(59)	(50)	(10)	—	(523)
Adjusted EBITDA	$229	$124	$54	$48	$2	$(7)	$450

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended December 31, 2023:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$423	$307	$209	$(90)	$102	$(335)	$616
Add back or deduct the following:
Depreciation	652	709	348	56	85	2	1,852
Deferred income tax expense (recovery)	(61)	20	(43)	(37)	(22)	(33)	(176)
Foreign exchange and financial instrument loss (gain)	(162)	(239)	(17)	(5)	(89)	10	(502)
Other(11)	39	(111)	(171)	111	3	23	(106)
Other gains recorded in Adjusted EBITDA(2)	39	(111)	(171)	111	3	23	(106)
Other(11)
Management service costs	—	—	—	—	—	205	205
Interest expense	745	297	282	59	94	150	1,627
Current income tax expense	85	20	13	—	—	10	128
Amount attributable to equity accounted investments and non-controlling interests(12)	(704)	(510)	(249)	86	(112)	27	(1,462)
Adjusted EBITDA	$1,017	$493	$372	$180	$61	$59	$2,182

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended December 31, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$359	$7	$(56)	$122	$2	$(296)	$138
Add back or deduct the following:
Depreciation	613	552	291	96	28	3	1,583
Deferred income tax expense (recovery)	(66)	35	(35)	(3)	(1)	(80)	(150)
Foreign exchange and financial instrument loss (gain)	183	(77)	80	(39)	(8)	(6)	133
Other(11)	65	113	109	—	77	93	457
Management service costs	—	—	—	—	—	243	243
Interest expense	586	254	195	78	2	109	1,224
Current income tax expense	123	16	7	—	2	—	148
Amount attributable to equity accounted investments and non-controlling interests(12)	(892)	(470)	(229)	(65)	(94)	(24)	(1,774)
Adjusted EBITDA	$971	$430	$362	$189	$8	$42	$2,002

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2023	2022	2023	2022
Net income	$264	$60	$616	$138
Add back or deduct the following:
Depreciation	517	408	1,852	1,583
Deferred income tax recovery	(151)	(114)	(176)	(150)
Foreign exchange and financial instruments gain (loss)	(70)	14	(502)	133
Other(13)	(223)	179	(106)	457
Amount attributable to equity accounted investment and non-controlling interest(14)	(82)	(322)	(589)	(1,156)
Funds From Operations	$255	$225	$1,095	$1,005
Normalized long-term average generation adjustment	68	46	147	86
Normalized foreign currency adjustment	(6)	—	(1)	—
Normalized Funds From Operations	$317	$271	$1,241	$1,091

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) per LP unit is reconciled to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
	2023	2022	2023	2022
Net loss per LP unit(1)	$0.01	$(0.16)	$(0.32)	$(0.60)
Adjust for the proportionate share of
Depreciation	0.41	0.34	1.55	1.45
Deferred income tax recovery and other	(0.01)	0.08	(0.21)	0.30
Foreign exchange and financial instruments loss	(0.03)	0.09	0.65	0.41
Funds From Operations per Unit(3)	$0.38	$0.35	$1.67	$1.56
Normalized long-term average generation adjustment	0.10	0.08	0.22	0.13
Normalized foreign exchange adjustment	—	—	—	—
Normalized Funds From Operations per Unit(3)	$0.48	$0.43	$1.89	$1.69

BROOKFIELD RENEWABLE CORPORATION REPORTS
FOURTH QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today have declared a quarterly dividend of $0.3375 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on March 28, 2024 to shareholders of record as at the close of business on February 28, 2024. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended December 31		For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited	2023	2022	2023	2022
Select Financial Information
Net (loss) income attributable to the partnership	$(747)	$953	$(181)	$1,503
Funds From Operations (FFO)(2)	168	139	716	612

BEPC reported FFO of $716 million for the twelve months ended December 31, 2023 compared to $612 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net loss attributable to the partnership for the twelve months ended December 31, 2023 was $181 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of December 31
UNAUDITED (MILLIONS)	2023		2022
Assets
Cash and cash equivalents		$627		$642
Trade receivables and other financial assets(4)		2,972		2,567
Equity-accounted investments		644		451
Property, plant and equipment, at fair value and Goodwill		44,979		38,551
Deferred income tax and other assets(5)		286		1,077
Total Assets		$49,508		$43,288

Liabilities
Borrowings which have recourse only to assets they finance(7)		$16,072		$13,715
Accounts payable and other liabilities(8)		5,767		3,122
Deferred income tax liabilities		5,819		5,263

BEPC exchangeable and class B shares		4,721		4,364

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$11,070		$10,680
Participating non-controlling interests – in a holding subsidiary held by the partnership	272		271
The partnership	5,787	17,129	5,873	16,824
Total Liabilities and Equity		$49,508		$43,288

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2023	2022	2023	2022

Revenues	$1,066	$956	$3,967	$3,778
Other income	437	14	584	93
Direct operating costs(9)	(466)	(294)	(1,466)	(1,174)
Management service costs	6	(37)	(88)	(169)
Interest expense	(329)	(285)	(1,258)	(1,032)
Share of earnings from equity-accounted investments	(1)	5	(8)	6
Foreign exchange and financial instrument gain (loss)	30	33	159	(65)
Depreciation	(389)	(309)	(1,342)	(1,179)
Other	(75)	(36)	(61)	(90)
Remeasurement of BEPC exchangeable and class B shares	(816)	1,026	(106)	1,800
Income tax (expense) recovery
Current	(34)	(35)	(113)	(133)
Deferred	69	40	40	15
Net (loss) income	$(502)	$1,078	$308	$1,850
Net (loss) income attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$241	$121	$481	$336
Participating non-controlling interests – in a holding subsidiary held by the partnership	4	4	8	11
The partnership	(747)	953	(181)	1,503
	$(502)	$1,078	$308	$1,850

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2023	2022	2023	2022
Operating activities
Net income (loss)	$(502)	$1,078	$308	$1,850
Adjustments for the following non-cash items:
Depreciation	389	309	1,342	1,179
Unrealized foreign exchange and financial instruments loss (gain)	(40)	(25)	(159)	187
Share of earnings (loss) from equity-accounted investments	1	(5)	8	(6)
Deferred income tax expense	(69)	(40)	(40)	(15)
Other non-cash items	(347)	(4)	(374)	6
Remeasurement of exchangeable and class B shares	816	(1,026)	106	(1,800)
	248	287	1,191	1,401
Net change in working capital and other(10)	220	132	409	(117)
	468	419	1,600	1,284
Financing activities
Non-recourse borrowings and related party borrowings, net	586	(219)	(236)	647
Capital contributions from participating non-controlling interests	454	85	589	369
Return of capital to participating non-controlling interests	(139)	—	(169)	(54)
Issuance of exchangeable shares, net	—	—	251	—
Distributions paid:
To participating non-controlling interests	(232)	(228)	(669)	(1,286)
To the partnership	—	(78)	—	(78)
	669	(440)	(234)	(402)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(499)	—	(580)	—
Acquisitions in equity-accounted investments	(15)	—	(22)	(48)
Investment in property, plant and equipment	(523)	(223)	(1,028)	(847)
Proceeds from disposal of subsidiaries, associates and other securities	—	—	109	92
Disposal of subsidiaries, associates and other securities, net	—	—	134	—
Restricted cash and other	(6)	53	(31)	65
	(1,043)	(170)	(1,418)	(738)
Foreign exchange gain (loss) on cash	20	19	37	(19)
Cash and cash equivalents
Increase (decrease)	114	(172)	(15)	125
Net change in cash classified within assets held for sale	—	(8)	—	(8)
Balance, beginning of period	513	822	642	525
Balance, end of period	$627	$642	$627	$642

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2023	2022	2023	2022

Net (loss) income	$(502)	$1,078	$308	$1,850
Add back or deduct the following:
Depreciation	389	309	1,342	1,179
Foreign exchange and financial instruments (gain) loss	(30)	(33)	(159)	65
Deferred income tax (recovery) expense	(69)	(40)	(40)	(15)
Other	(383)	68	(316)	242
Dividends on BEPC exchangeable shares(16)	61	55	241	220
Remeasurement of BEPC exchangeable and BEPC class B shares	816	(1,026)	106	(1,800)
Amount attributable to equity accounted investments and non-controlling interests(17)	(114)	(272)	(766)	(1,129)
Funds From Operations	$168	$139	$716	$612

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our audited Q4 2023 annual report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our audited Q4 2023 annual report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)   For the three and twelve months ended months ended December 31, 2023, average LP units totaled 287.6 million and 282.4 million respectively (2022: 275.3 million and 275.2 million).

(2)   Refer to "Reconciliation of non-IFRS Measure" and “Cautionary Statement Regarding Use of Non-IFRS Measures” in this document, as well as "Part 9 - Presentation to Stakeholders and Performance Measurement" in the Management's Discussion and Analysis in the 2023 Annual Report.

(3)   Average Units outstanding for the for the three and twelve months ended months ended December 31, 2023 were 665.7 million and 657.1 million (2022: 646.0 million and 645.9 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at December 31, 2023 were 665.3 million (2022: 646.0 million).

(4)  Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(5)  Balance includes deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(6)   Balance includes current and non-current portion of corporate borrowings.

(7)   Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(8)  Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(9)   Direct operating costs exclude depreciation expense disclosed below.

(10)  Balance includes dividends received from equity accounted investments and changes due to or from related parties.

(11)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(12)  Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(13)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(14)  Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(15)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(16)   Balance is included within interest expense on the consolidated statements of income (loss).

(17)   Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(18)   Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(19)   Available liquidity of approximately 4.1 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the 2023 annual report.

(20)   12-15% target returns are calculated as annualized cash return on investment.